Exhibit 99.1

China Online Education Group Announces First Quarter 2018 Results

First quarter net revenues increased by 64.6% year-over-year

First quarter gross billings1 increased by 9.3% year-over-year

BEIJING, June 12, 2018 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operational Highlights

•                      Net revenues were RMB262.6 million (US$41.9 million), a 64.6% increase from RMB159.5 million for the first quarter of 2017.

•                      Gross billings were RMB355.3 million (US$56.6 million), a 9.3% increase from RMB325.1 million for the first quarter of 2017.

•                      Gross margin was 64.6%, compared with 65.7% for the first quarter of 2017.

•                      Percentage of gross billings contributed by K-12 students was 83.8%, compared with 68.7% for the first quarter of 2017.

Key Operating Data

	For the three months ended
	March 31,	March 31,	Y-o-Y
	2017	2018	Change

Gross billings (in RMB millions)	325.1	355.3	9.3%
Gross billings contributed by K-12 students (in RMB millions)	223.4	297.9	33.4%
K-12 mass-market one-on-one offering	167.2	224.7	34.4%
K-12 American Academy one-on-one offering	53.2	36.3	(31.9)%
K-12 small class offering	—	36.9	—
Active students[2] (in thousands)	134.5	190.8	41.8%

“2018 is off to a good start as we exceeded the top-end of our guidance in both net revenues and gross billings,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Our first quarter results reflect the successful implementation of our strategic initiatives to focus our business on the thriving K-12 market, which represented 84% of our first quarter total gross billings. We see a clear pathway to leverage our core competencies and grow our business.

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons or trial lessons.

“The cornerstone of our successful strategy is our K-12 mass market one-on-one program, which represented 63% of total gross billings in the first quarter and continues to grow. Our Hawo small class offering is attracting an increasing number of students and this early-stage program is gaining traction. The advances we have made in each of our programs are designed to emphasize quality and improve our margin profile, as we continue to wind down our American Academy one-on-one offering.

“With our strategic initiatives squarely aligned in the K-12 market, we are able to more readily reach our target market not only in tier-one cities, but also in lower-tier cities where we see tremendous growth opportunity. Our model and strategy are resonating well within this segment of the market with steadily increasing gross billings from non-tier-one cities. For our K-12 mass market one-on-one program, gross billings from non-tier-one cities accounted for 63% in the first quarter of 2018, compared to 52% a year ago.

“In summary, our top priority for the remainder of 2018 will be K-12 mass market one-on-one program which will lead our penetration in non-tier-one cities. We will also expand Hawo small class program, utilizing resources from our American Academy one-on-one program. In addition, we plan to rejuvenate our adult program which we expect to stabilize,” Mr. Huang concluded.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “We see positive impact on our financials following the alignment of our strategy to dedicate our resources to the K-12 mass market. Our strategy to streamline our business and deemphasize our American Academy one-on-one program led to sequential gross margin expansion from 62.4% in the fourth quarter of 2017 to 64.6% in the first quarter of 2018, as well as a sequential reduction of RMB47 million in net loss, despite a RMB37 million investment in the largest marketing campaign in our company’s history to support our branding effort during the first quarter of 2018. Furthermore, we expect our non-tier-one cities expansion strategy will support our future growth and improve our financial performance.”

First Quarter 2018 Financial Results

Net Revenues

Net revenues for the first quarter of 2018 were RMB262.6 million (US$41.9 million), a 64.6% increase from RMB159.5 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the first quarter of 2018 was 190.8 thousand, a 41.8% increase from 134.5 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the first quarter of 2018 was RMB92.9 million (US$14.8 million), a 69.7% increase from RMB54.8 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2018 was RMB169.6 million (US$27.0 million), a 61.9% increase from RMB104.8 million for the same quarter last year.

Gross margin for the first quarter of 2018 was 64.6%, compared with 65.7% for the same quarter last year.

Operating Expenses

Total operating expenses for the first quarter of 2018 were RMB280.2 million (US$44.7 million), a 14.3% increase from RMB245.0 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the first quarter of 2018 were RMB171.6 million (US$27.4 million), a 17.5% increase from RMB146.1 million for the same quarter last year. The increase was mainly due to higher branding and marketing expenses, and was partially offset by capaitalized sales personnel expenses of RMB6.7 million in relation to the new accounting standard adopted since January 1, 2018 (please refer to section “Impact of Recently Adopted New Accounting Standard”). Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2018 were RMB170.4 million (US$27.2 million), a 17.6% increase from RMB144.9 million for the same quarter last year.

Product development expenses for the first quarter of 2018 were RMB52.2 million (US$8.3 million), a 3.2% increase from RMB50.6 million for the same quarter last year. The increase was primarily due to higher expenses related to technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2018 were RMB50.7 million (US$8.1 million), an 11.5% increase from RMB45.5 million for the same quarter last year.

General and administrative expenses for the first quarter of 2018 were RMB56.4 million (US$9.0 million), a 16.5% increase from RMB48.4 million for the same quarter last year. The increase was primarily the result of additional expenses for personnel necessary to support expanded operations, as well as higher costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2018 were RMB52.6 million (US$8.4 million), a 26.4% increase from RMB41.6 million for the same quarter last year.

Loss from Operations

Loss from operations for the first quarter of 2018 was RMB110.5 million (US$17.6 million), compared with RMB140.3 million for the same quarter last year.

Non-GAAP loss from operations for the first quarter of 2018 was RMB104.0 million (US$16.6 million), compared with RMB127.2 million for the same quarter last year.

Net Loss

Net loss for the first quarter of 2018 was RMB112.7 million (US$18.0 million), compared with RMB140.0 million for the same quarter last year.

Non-GAAP net loss for the first quarter of 2018 was RMB106.1 million (US$16.9 million), compared with RMB126.9 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2018 was RMB5.55 (US$0.90), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB7.05 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2018 was RMB5.25 (US$0.90), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB6.30 for the same quarter last year.

Balance Sheet

As of March 31, 2018, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB549.0 million (US$87.5 million), compared with RMB623.4 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB1,274.8 million (US$203.2 million) as of March 31, 2018, compared with RMB1,201.8 million as of December 31, 2017.

Outlook

For the second quarter of 2018, the Company currently expects:

•                  Net revenues to be between RMB265 million to RMB275 million, which would represent an increase of approximately 38% to 43% from RMB191.8 million for the same quarter last year; and

•                  Gross billings to be between RMB385 million to RMB395 million, which would represent an increase of approximately 8% to 11% from RMB355.1 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Update

The Company has appointed Mr. Min Xu as Co-Chief Financial Officer, alongside Mr. Jimmy Lai, effective immediately, to further strengthen its senior management team.

Prior to joining 51Talk, Mr. Xu was the Chief Financial Officer of ACM Research Inc., a Nasdaq-listed global semiconductor equipment manufacturer, from 2016 to 2018. Previously, Mr. Xu served as the Chief Financial Officer of UTStarcom Holding Corp., a Nasdaq-listed global telecom infrastructure provider, from 2014 to 2016. Prior to that, Mr. Xu was an equity research analyst at various investment banks from 2007 to 2014, including Roth Capital Partners, LLC., Wedbush Securities, Jefferies & Co., Piper Jaffray & Co., and Stanford Group Company. Earlier in his career, Mr. Xu worked as a technical marketing engineer as well as a senior software engineer with Cisco Systems, Inc. Mr. Xu received an MBA degree from The Fuqua School of Business at Duke University, a Master of Science degree in electrical engineering from Purdue University, a Master of Science degree in physics from Colorado State University, and a Bachelor of Science degree in physics from Peking University.

Impact of Recently Adopted New Accounting Standard

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” On January 1, 2018, the Company adopted the Topic 606 new standard using the modified retrospective method. Under this method, the Company records adjustments to its fiscal 2018 opening balance sheet (as of January 1, 2018) to reflect the cumulative effect of the new accounting standard. The comparative information has not been restated and continues to be reported under the accounting standard in effect for those periods. The Company has completed the assessment of related adoption impact, including but not limited to accounting for incentives to customers, contract modification, contract cost and forfeitures of prepaid credits.

The Company is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on the Company’s analysis of historical customer forfeitures of prepaid credits, the Company has concluded that no breakage should be recognized in the period ending March 31, 2018. The adoption of Topic 606 does not have any material impact on the Company’s revenue recognition for the first quarter of 2018 and comparable periods. The Company will continue to update the estimate of expected breakage at each reporting date.

The new accounting standard primarily impacts the accounting of the Company’s sales personnel expenses. Under the new accounting standard, certain sales commissions to the sales personnel and the sales agents are considered incremental cost of obtaining contracts, and therefore shall be recognized as an asset given that the Company expects to recover those costs. RMB82.7 million of contract cost asset was capitalized in prepaid expenses and other current assets account on March 31, 2018, including the cumulative-effect adjustment of RMB76.0 million which was recorded as a reduction to accumulated deficit and a reduction of sales personnel expenses of RMB6.7 million recorded in sales and marketing expenses for the first quarter of 2018. The asset that was recognized for contract cost will be expensed ratably, along with the recognition of revenue of corresponding contracts.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 12, 2018 (8:00 PM Beijing/Hong Kong time on June 12, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until June 19, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10120938

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the rate in effect as of March 30, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	320,039	415,020	66,164
Time deposits	202,659	103,732	16,537
Short term investment	100,722	30,258	4,824
Prepaid expenses and other current assets	84,941	173,587	27,674
Total current assets	708,361	722,597	115,199

Non-current assets
Held to maturity	6,751	6,561	1,046
Property, plant and equipment, net	49,009	45,400	7,238
Intangible assets, net	9,686	9,131	1,456
Goodwill	4,223	4,223	673
Other non-current assets	5,526	5,355	854
Total non-current assets	75,195	70,670	11,267

Total assets	783,556	793,267	126,466

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	5,645	900
Deferred revenues	1,176,565	1,251,044	199,446
Accrued expenses and other current liabilities	222,798	196,270	31,290
Taxes payable	24,985	22,761	3,629
Total current liabilities	1,424,348	1,475,720	235,265

Non-current liabilities
Deferred revenues	25,230	23,745	3,786
Deferred tax liabilities	124	98	16
Other non-current liabilities	2,245	2,210	352
Total non-current liabilities	27,599	26,053	4,154

Total liabilities	1,451,947	1,501,773	239,419

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2018	2018
	RMB	RMB	US$

Total shareholders’ deficit	(668,391)	(708,506)	(112,953)

Total liabilities and shareholders’ deficit	783,556	793,267	126,466

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$

Net revenues	159,519	260,621	262,577	41,861
Cost of revenues	(54,752)	(98,021)	(92,929)	(14,815)
Gross profit	104,767	162,600	169,648	27,046
Operating expenses
Sales and marketing expenses	(146,077)	(190,248)	(171,592)	(27,356)
Product development expenses	(50,601)	(60,396)	(52,240)	(8,328)
General and administrative expenses	(48,364)	(64,904)	(56,364)	(8,986)
Total operating expenses	(245,042)	(315,548)	(280,196)	(44,670)
Loss from operations	(140,275)	(152,948)	(110,548)	(17,624)
Interest and other income/ (expenses), net	963	(5,142)	(1,044)	(166)
Loss before income tax expenses	(139,312)	(158,090)	(111,592)	(17,790)
Income tax expenses	(728)	(1,583)	(1,070)	(171)
Net loss	(140,040)	(159,673)	(112,662)	(17,961)
Net loss attributable to ordinary shareholders	(140,040)	(159,673)	(112,662)	(17,961)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,860,235	302,219,381	302,871,754	302,871,754

Net loss per share attributable to ordinary shareholders basic and diluted	(0.47)	(0.53)	(0.37)	(0.06)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$

Net loss per ADS attributable to ordinary shareholders basic and diluted	(7.05)	(7.95)	(5.55)	(0.90)

Comprehensive loss:
Net loss	(140,040)	(159,673)	(112,662)	(17,961)
Other comprehensive loss
Foreign currency translation adjustments	(6,011)	(5,224)	(10,628)	(1,694)
Total comprehensive loss	(146,051)	(164,897)	(123,290)	(19,655)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,192)	(1,274)	(1,232)	(196)
Product development expenses	(5,146)	(2,274)	(1,558)	(248)
General and administrative expenses	(6,785)	(3,930)	(3,803)	(606)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$

Sales and marketing expenses	(146,077)	(190,248)	(171,592)	(27,356)
Less: Share-based compensation expenses	(1,192)	(1,274)	(1,232)	(196)
Non-GAAP sales and marketing expenses	(144,885)	(188,974)	(170,360)	(27,160)

Product development expenses	(50,601)	(60,396)	(52,240)	(8,328)
Less: Share-based compensation expenses	(5,146)	(2,274)	(1,558)	(248)
Non-GAAP product development expenses	(45,455)	(58,122)	(50,682)	(8,080)

General and administrative expenses	(48,364)	(64,904)	(56,364)	(8,986)
Less: Share-based compensation expenses	(6,785)	(3,930)	(3,803)	(606)
Non-GAAP general and administrative expenses	(41,579)	(60,974)	(52,561)	(8,380)

Operating expenses	(245,042)	(315,548)	(280,196)	(44,670)
Less: Share-based compensation expenses	(13,123)	(7,478)	(6,593)	(1,050)
Non-GAAP operating expenses	(231,919)	(308,070)	(273,603)	(43,620)

Loss from operations	(140,275)	(152,948)	(110,548)	(17,624)
Less: Share-based compensation expenses	(13,123)	(7,478)	(6,593)	(1,050)
Non-GAAP loss from operations	(127,152)	(145,470)	(103,955)	(16,574)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	US$

Income tax expenses	(728)	(1,583)	(1,070)	(171)
Less: Tax impact of Share-based compensation expenses	—	—	—	—
Non-GAAP income tax expenses	(728)	(1,583)	(1,070)	(171)

Net loss	(140,040)	(159,673)	(112,662)	(17,961)
Less: Share-based compensation expenses	(13,123)	(7,478)	(6,593)	(1,050)
Non-GAAP net loss	(126,917)	(152,195)	(106,069)	(16,911)

Net loss attributable to ordinary shareholders	(140,040)	(159,673)	(112,662)	(17,961)
Less: Share-based compensation expenses, net of tax	(13,123)	(7,478)	(6,593)	(1,050)
Non-GAAP net loss attributable to ordinary shareholders	(126,917)	(152,195)	(106,069)	(16,911)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,860,235	302,219,381	302,871,754	302,871,754

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.42)	(0.50)	(0.35)	(0.06)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(6.30)	(7.50)	(5.25)	(0.90)